Contact:

Jing Dong Gao Chairman of the Board GSME Acquisition Partners I (86) 21-6271-6777

FOR IMMEDIATE RELEASE

GSME ACQUISITION PARTNERS I ANNOUNCES
REGISTRATION STATEMENT DECLARED EFFECTIVE BY SEC

Shanghai, China, November 20, 2009 – GSME Acquisition Partners I (OTC Bulletin Board: GSMEF) announced today that its Registration Statement on Form F-1 (SEC File No. 333-162547) was declared effective by the Securities and Exchange Commission on November 19, 2009.  The closing of the Company’s initial public offering of 3,600,000 units is expected to be consummated on or about November 25, 2009.  Each unit will consist of one ordinary share and one warrant and will be sold at an offering price of $10.00 per unit for aggregate gross proceeds of $36,000,000.  Cohen & Company Securities, LLC is acting as representative of the underwriters for the initial public offering and Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM), and I-Bankers Securities, Inc. are acting as co-managers.  A copy of the prospectus may be obtained from Cohen & Company Securities, LLC, 135 East 57th Street, New York, New York 10022.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on November 19, 2009. This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

GSME Acquisition Partners I is a newly formed blank check company organized for the purpose of acquiring, through a share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business, through contractual arrangements, that has its principal operations located in the People’s Republic of China.

Forward Looking Statements

This press release includes forward-looking statements that involve risks and uncertainties.  Forward looking statements are statements that are not historical facts.  Such forward-looking statements, including the successful consummation of GSME’s initial public offering, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  GSME expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in GSME’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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